UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Harbin Electric, Inc.

(Name of Company)

Common Stock, par value $.00001

(Title of Class of Securities)

41145W 10 9

(CUSIP Number)

Tianfu Yang
Hero Wave Investments Limited
Xi Yuan 17-5, Wan Cheng Hua Fu,
Wan Liu Xi Lu, Hai Dian Qu,
Beijing, China 100089
+(86) 451 8611 6757

Donald Yang
Abax Global Capital (Hong Kong) Limited
Two International Finance Centre
Suite 6708, 8 Finance Street, Central
Hong Kong
+(852) 3602 1800

Tianli Yang
No. 9, Ha Ping Xi Lu
Ji Zhong Qu, Harbin Kai Fa Qu
Harbin 150001, China
+(86) 451 8611 6757

Zedong Xu
No. 9, Ha Ping Xi Lu

Ji Zhong Qu, Harbin Kai Fa Qu
Harbin 150001, China
+(86) 451 8611 6757

Suofei Xu
No. 9, Ha Ping Xi Lu
Ji Zhong Qu, Harbin Kai Fa Qu
Harbin 150001, China
+(86) 451 8611 6757

Lanxiang Gao
No. 9, Ha Ping Xi Lu
Ji Zhong Qu, Harbin Kai Fa Qu
Harbin 150001, China
+(86) 451 8611 6757

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China
(8610) 6535-5599

Mark J. Lehmkuhler
Davis Polk & Wardwell LLP
c/o 18th Floor, The Hong Kong Club Building
3A Chater Road, Central, Hong Kong
(+852) 2533 3300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tianfu Yang
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,000,000
	8.	SHARED VOTING POWER 2,633,354
	9.	SOLE DISPOSITIVE POWER 7,000,000
	10.	SHARED DISPOSITIVE POWER 12,695,384
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,695,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.62%
14.	TYPE OF REPORTING PERSON
IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Hero Wave Investments Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION the British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,633,354
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,695,384
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,695,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.62%
14.	TYPE OF REPORTING PERSON CO

1	Hero Wave Investments Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tianfu Investments Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,695,384
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,695,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.62%
14.	TYPE OF REPORTING PERSON
CO

2	Tianfu Investments Limited is incorporated in the Cayman Islands and does not have an I.R.S. Identification Number.

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tech Full Electric Company Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,695,384
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,695,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.62%
14.	TYPE OF REPORTING PERSON CO

3	Tech Full Electric Company Limited is incorporated in the Cayman Islands and does not have an I.R.S. Identification Number.

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,225,553 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,225,553 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,553 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Nai Xin A Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 466,467 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 466,467 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,467 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Global Opportunities Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Upland Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Arhat Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Claremont Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Global Capital

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong, SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Xiang Dong Yang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: AGC Asia 5 Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Prosper Expand Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Emerald Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tianli Yang
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 500,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.60%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Sea Giant Investments Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 500,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.60%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Zedong Xu
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 350,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 350,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.12%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Victory Lake Investments Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 350,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 350,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.12%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Suofei Xu
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 400,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 400,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Braod Globe Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 400,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 400,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Lanxiang Gao I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 120,010
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 120,010
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,010 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Acme Winner Group Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 120,010
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 120,010
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,010 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14.	TYPE OF REPORTING PERSON CO

Introductory Note

This Schedule 13D is filed jointly by Tianfu Yang (“Mr. Tianfu Yang”), Hero Wave Investments Limited (“Hero Wave”), Tianfu Investments Limited (“Tianfu Investments”), Tech Full Electric Company Limited (“Tech Full”), Abax Lotus Ltd. (“Abax Lotus”), Abax Nai Xin A Ltd. (“Abax Nai Xin”), Abax Global Opportunities Fund (“Global Fund”), Abax Upland Fund LLC (“Upland”), Abax Arhat Fund (“Arhat”), Abax Claremont Ltd. (“Upland Managing Member”), Abax Global Capital (“AGC”), Abax Global Capital (Hong Kong) Limited (“Abax HK”), AGC Asia 5 Ltd. (“AGC Asia 5”), Prosper Expand Ltd.  (“Prosper”), Abax Emerald Ltd. (“Abax Emerald”), and Xiang Dong Yang (“Mr. Xiang Dong Yang”, collectively with Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, AGC Asia 5, Prosper, Abax Emerald, Abax HK and Abax Nai Xin, the “Abax Parties”), Tianli Yang, Sea Giant Investments Limited (“Sea Giant”), Zedong Xu, Victory Lake Investments Limited (“Victory Lake”), Suofei Xu, Broad Globe Investments Limited (“Broad Globe”), Lanxiang Gao and Acme Winner Group Limited (“Acme Winner”).   Mr. Tianfu Yang, Hero Wave, Tianfu Investments, Tech Full, the Abax Parties, Tianli Yang, Sea Giant, Zedong Xu, Victory Lake, Suofei Xu, Broad Globe, Lanxiang Gao and Acme Winner are collectively referred to herein as the “Reporting Persons”.  Mr. Xiang Dong Yang, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Abax Nai Xin are collectively referred to as the “Original Abax Parties”.

The Schedule 13D represents the initial statement on Schedule 13D joint filed by the Reporting Persons with respect to Harbin Electric, Inc. (the “Company”) and amends and supplements the information provided by (i) Mr. Tianfu Yang, Hero Wave, Tech Full and the Original Abax Parties in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2011, as amended and supplemented to date (the “Original Joint 13D”), (ii) Mr. Tianfu Yang and Hero Wave in the Schedule 13D filed with the SEC on February 4, 2005, as amended and supplemented to date (the “Original Founder 13D”) and (iii) the Original Abax Parties in the Schedule 13D filed with the SEC on January 10, 2011, as amended and supplemented to date (the “Original Abax 13D”).

Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $.00001 (“Common Stock”), of the Company.  As of the date of this Statement, the Company has 31,250,820 shares of Common Stock issued and outstanding.  The principal executive office of the Company is located at No. 9, Ha Ping Xi Lu, Ji Zhong Qu, Harbin Kai Fa Qu, Harbin 150001, People’s Republic of China.

Item 2.	Identity and Background

(a) – (c)
This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

With respect to Mr. Tianfu Yang, Hero Wave, Tech Full and the Original Abax Parties, this statement also amends and, with respect to certain information set forth herein, supersedes the Original Joint 13D.

With respect to Mr. Tianfu Yang and Hero Wave, this statement also amends and, with respect to certain information set forth herein, supersedes the Original Founder 13D.

With respect to the Original Abax Parties, this statement amends and, with respect to certain information set forth herein, supersedes the Original Abax 13D.

Unless otherwise stated herein, each of the Original Joint 13D, the Original Founder 13D and the Original Abax 13D as previously amended remains in full force and effect.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Tianfu Yang is chairman of the board of directors and chief executive officer of the Company, sole director of Hero Wave, sole director of Tianfu Investments and sole director of Tech Full.  Mr. Tianfu Yang’s business address is Xi Yuan 17-5, Wan Cheng Hua Fu, Wan Liu Xi Lu, Hai Dian Qu, Beijing, China 100089.

Hero Wave is a British Virgin Islands investment holding company whose registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.

Tianfu Investments is a Cayman Islands investment holding company whose registered address is at Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

Tech Full is a Cayman Islands investment holding company whose registered address is the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Each Abax Person’s (as defined below) and each Abax Party’s business address is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

Global Fund is the sole shareholder of Abax Lotus, Abax Emerald and Abax Nai Xin. Arhat and Upland together hold 100% of the Global Fund. AGC is the managing shareholder of Arhat and sole shareholder of Abax HK while Upland Managing Member is the managing member of Upland. AGC is the investment manager to Prosper. Abax HK is the investment advisor to AGC, Arhat, Upland, the Global Fund and AGC Asia 5 and is an asset manager focused on Asian private and public investments with an emphasis on Greater China.  Abax HK is also the investment advisor to Abax Genesis Capital which acts as the investor manager of AGC Asia 5.

Mr. Xiang Dong Yang is the ultimate controlling person of AGC and Upland Managing Member and may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by Abax Nai Xin and Abax Lotus.  Mr. Xiang Dong Yang is the ultimate controlling shareholder of Abax HK.  Each of Arhat, Upland, AGC, Upland Managing Member, Abax HK, the Global Fund and Mr. Xiang Dong Yang disclaims beneficial ownership of such shares for all other purposes.

The name, title, present principal occupation or employment of each of the directors and executive officers of each Abax Party, each of which is an “Abax Person” is set forth below:

For Abax HK and AGC:

Name	Occupation/Position	Entity
Mr. Xiang Dong Yang	President, Chief Investment Officer and Director	Abax HK and AGC
Mr. Frank Feng Qian	Chief Risk Officer and Director	Abax HK and AGC
Mr. William Hoi Hin Chan	Managing Director	Abax HK and AGC
Mr. John Lu Goh	Managing Director	Abax HK and AGC
Mr. Richard Yee	General Counsel and Compliance Officer	Abax HK and AGC

For Prosper:

Name	Occupation/Position
Mrs. Hope Ni	Director
Mr. Chin Tien Huang	Director

For AGC Asia 5, Abax Lotus, Abax Emerald, Abax Nai Xin, Global Fund, Arhat, and Upland Managing Members:

Name	Occupation/Position	Entity
Mr. Xiang Dong Yang	Director	AGC Asia 5, Abax Lotus, Abax Emerald, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member
Mr. Frank Feng Qian	Director	AGC Asia 5, Abax Lotus, Abax Emerald, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member
Mr. Ron Silverton	Director	Abax Lotus, Abax Emerald, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member
Mr. Xiaoxin Chen	Director	AGC Asia 5, Abax Lotus, Abax Emerald, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member

Tianli Yang is vice president of the Company and sole director of Sea Giant. His business address is No. 9 Ha Ping Xi Lu, Harbin Kai Fa Qu, Harbin, China.

Sea Giant is a British Virgin Islands investment holding company whose registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.

Zedong Xu is vice president of the Company. His business address is No. 9 Ha Ping Xi Lu, Harbin Kai Fa Qu, Harbin, China.

Victory Lake is a British Virgin Islands investment holding company whose registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.

Suofei Xu is vice president of Shanghai Tech-Full Electric Co. Ltd., a wholly-owned subsidiary of the Company, whose business address is No. 57 Jin Liang Lu, Zhu Qiao Town, Nan Hui Qu, Shanghai, China.

Broad Globe is a British Virgin Islands investment holding company whose registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.

Lanxiang Gao is vice president of the Company, whose business address is No. 57 Jin Liang Lu, Zhu Qiao Town, Nan Hui Qu, Shanghai, China.

Acme Winner is a British Virgin Islands investment holding company whose registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.

(d) – (e)
During the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Mr. Tianfu Yang is a citizen of the People’s Republic of China; Hero Wave is a British Virgin Islands company; Tianfu Investments is a Cayman Islands company; and Tech Full is a Cayman Islands company.

Abax Lotus is a Cayman Islands domiciled exempted company; Global Fund is a Cayman Islands domiciled exempted company; Upland is a Delaware limited liability company; Arhat is a Cayman Islands domiciled exempted company; Upland Managing Member is a Cayman Islands domiciled exempted company; AGC is a Cayman Islands domiciled exempted company; Abax Emerald is a Cayman Islands domiciled exempted company; AGC Asia 5 is a Cayman Islands domiciled exempted company; Prosper is a British Virgin Islands company; Abax HK is a Hong Kong company; Abax Nai Xin is a Cayman Islands domiciled exempted company; Mr. Xiang Dong Yang is a citizen of Hong Kong; Mr. Qian is a citizen of the People’s Republic of China; Mr. Chan is a citizen of Hong Kong; Mr. Goh is a citizen of Singapore; Mr. Yee is a citizen of the United States; Mr. Silverton is a citizen of the United States; Mr. Chen is a citizen of the People’s Republic of China; Mrs. Ni is a citizen of Hong Kong and Mr. Huang is a citizen of Hong Kong.

Tianli Yang is a citizen of the People’s Republic of China; Sea Giant is a British Virgin Islands company.

Zedong Xu is a citizen of the People’s Republic of China; Victory Lake is a British Virgin Islands company.

Suofei Xu is a citizen of the People’s Republic of China; Broad Globe is a British Virgin Islands company.

Lanxiang Gao is a citizen of the People’s Republic of China; Acme Winner is a British Virgin Islands company.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an agreement and plan of merger, dated as of June 19, 2011 (the “Merger Agreement”), by and among (i) Tech Full, (ii) Tech Full Electric Acquisition Inc. (“Merger Sub”), a Nevada corporation and a wholly-owned subsidiary of Tech Full and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a subsidiary of Tech Full (the “Merger”). Under the terms of the Merger Agreement, each of the Company’s shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $24.00 per share in cash, without interest, except shares owned by Tech Full and Merger Sub (including shares to be contributed by the Rollover Stockholders prior to the effective time of the Merger pursuant to the Contribution Agreement described below). The Merger is subject to the approval of the Company’s shareholders and other customary closing conditions. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in its entirety as Exhibit 7.02.

The Reporting Persons anticipate that approximately US$463.8 million will be expended in acquiring 18,525,436 outstanding shares of Common Stock owned by shareholders of the Company other than the Reporting Persons (“Publicly Held Shares”). This amount includes (a) the estimated funds required by Reporting Persons to (i) purchase the Publicly Held Shares, (ii) pay for the outstanding options to purchase Common Stock, and (iii) pay for the outstanding warrants to purchase Common Stock, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Reporting Persons pursuant to a facility agreement, dated as of June 9, 2011 (the “Facility Agreement”), by and between Tech Full and China Development Bank Corporation Hong Kong Branch (“CDB”), an equity commitment letter, dated as of June 19, 2011 (the “Equity Commitment Letter”), by and between Abax HK, AGC and Tianfu Investments, and a note purchase agreement, dated as of June 19, 2011 (the “Note Purchase Agreement”), by and between Abax Emerald Ltd. (“Abax Emerald”) and Tianfu Investments. Under the terms and subject to the conditions of the Facility Agreement, CDB will provide a $400 million term loan facility to Tech Full. Under the terms and subject to the conditions of the Equity Commitment Letter, AGC and Abax HK will cause certain of the funds and/or entities that they manage or advise to provide equity financing of an aggregate amount of US$38.8 million to Tianfu Investments. The source of funds for such equity financing will come from the investors in such funds. Under the terms and subject to the conditions of the Note Purchase Agreement, Tianfu Investments will issue to Abax Emerald US$25 million of secured notes due 2018 (the “Notes”). The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Agreement, the Equity Commitment Letter and the Note Purchase Agreement. A copy of the Facility Agreement has been filed as Exhibit 7.01 to Amendment No. 1 to the Original Joint 13D, and is incorporated herein by reference in its entirety as Exhibit 7.03. Copies of the Equity Commitment Letter and the Note Purchase Agreement are filed as Exhibit 7.04 and Exhibit 7.05, respectively, and are incorporated herein by reference in their entirety.

In connection with the Note Purchase Agreement, Tianfu Investments entered into a warrant agreement with Abax Lotus dated as of June 19, 2011 (the “Warrant Agreement”) pursuant to which Tianfu Investments will issue warrants to Abax Lotus to purchase 832,964 ordinary shares of Tianfu Investments, par value US$0.001, for US$25 million payable with the Notes issued under the Note Purchase Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Warrant Agreement, a copy of which is filed as Exhibit 7.06 and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Mr. Tianfu Yang, Hero Wave, Tianli Yang, Zedong Xu, Suofei Xu, Lanxiang Gao, Abax Lotus and Abax Nai Xin (collectively, the “Rollover Stockholders”) entered into a contribution agreement (the “Contribution Agreement”) with Tech Full and Tianfu Investments. Pursuant to the Contribution Agreement, the Rollover Stockholders agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 12,695,384 shares of Common Stock (the “Rollover Shares”) in exchange for the same amount of shares of Tianfu Investments.  The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which is filed as Exhibit 7.07 and is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

On June 20, 2011, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company as the surviving the entity. Under the terms of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $24.00 in cash, without interest, except for shares of Common Stock owned by Tech Full and Merger Sub (including shares of Common Stock to be contributed to Tech Full by the Rollover Stockholders prior to the effective time of the Merger pursuant to the Contribution Agreement).

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Common Stock will no longer be traded on the NASDAQ Global Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Stockholders, who collectively own approximately 40.62% of the outstanding shares of Common Stock, entered into a voting support agreement, dated as of June 19, 2011 (the “Voting Support Agreement”) with Tech Full and the Company, pursuant to which the Rollover Stockholders have agreed (i) when a meeting of the stockholders of the Company is held, to appear at such meeting or otherwise cause their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all their shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and (iii) to vote or cause to be voted at such meeting all their shares of Common Stock against (x) any acquisition proposal (other than an acquisition proposal adopted and recommended to the Company's stockholders by the board of directors of the Company) or (y) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Company under the Merger Agreement or of the Rollover Stockholders under the Voting Support Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Support Agreement, a copy of which has been filed as Exhibit 7.08, and is incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)
Mr. Tianfu Yang directly holds and has the sole voting and dispositive power over 7,000,000 shares of Common Stock, approximately 22.4% of the outstanding Common Stock. Mr. Tianfu Yang is also the sole shareholder of Hero Wave. Hero Wave directly holds 2,633,354 shares of Common Stock, approximately 8.48% of the outstanding Common Stock.  Mr. Tianfu Yang shares voting and dispositive control over the shares of the Common Stock held by Hero Wave. Mr. Tianfu Yang is thereby deemed to have beneficial ownership of such shares of Common Stock. Hero Wave is also the sole shareholder of Tianfu Investments. Tianfu Investments is the sole shareholder of Tech Full. By virtue of the Contribution Agreement, each of Mr. Tianfu Yang, Hero Wave, Tianfu Investments and Tech Full shares dispositive control over the shares of the Common Stock held by the Rollover Stockholders. Based on the information available to and verifiable by the Reporting Persons, each of Mr. Tianfu Yang, Hero Wave, Tianfu Investments and Tech Full is thereby deemed to have beneficial ownership of 12,695,384 shares of Common Stock, approximately 40.62% of the outstanding shares of the Common Stock.

With respect to each of the Abax Parties, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety. Abax Lotus holds 1,225,553 shares of Common Stock, approximately 3.9% of the outstanding shares of Common Stock. On February 28, 2011, AGC Asia 3 transferred all of its 130,046 shares of Common Stock to Abax Lotus, which now holds these shares of Common Stock. Moreover, on February 28, 2011, Abax Jade merged into Abax Lotus, thereby transferring 131,240 shares of Common Stock previously held by Abax Jade to Abax Lotus.  Abax Nai Xin holds 466,467 shares of Common Stock, approximately 1.5% of the outstanding shares of Common Stock.

Due to their control relationship over each of Abax Lotus and Abax Nai Xin, each of AGC, Upland Managing Member, Arhat, Upland and Global Fund may be deemed to beneficially own an aggregate of 1,692,020 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock. Abax HK is the investment advisor to AGC, Arhat, Upland and the Global Fund and therefore may be deemed to beneficially hold an aggregate of 1,692,020 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock.

Due to Mr. Xiang Dong Yang’s control relationship over all of these entities, he may therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by each of the Abax Parties, which aggregate number is 1,692,020, representing 5.4% of the outstanding shares of Common Stock.

Tianli Yang is the sole shareholder of Sea Giant. Sea Giant directly holds 500,000 shares of Common Stock, approximately 1.60% of the outstanding Common Stock. Tianli Yang shares voting and dispositive control over the shares of the Common Stock held by Sea Giant. Tianli Yang is thereby deemed to have beneficial ownership of such shares of Common Stock.

Zedong Xu is the sole shareholder of Victory Lake. Victory Lake directly holds 350,000 shares of Common Stock, approximately 1.12% of the outstanding Common Stock. Zedong Xu shares voting and dispositive control over the shares of the Common Stock held by Victory Lake. Zedong Xu is thereby deemed to have beneficial ownership of such shares of Common Stock.

Suofei Xu is the sole shareholder of Broad Globe. Broad Globe directly holds 400,000 shares of Common Stock, approximately 1.28% of the outstanding Common Stock. Suofei Xu shares voting and dispositive control over the shares of the Common Stock held by Broad Globe. Suofei Xu is thereby deemed to have beneficial ownership of such shares of Common Stock.

Lanxiang Gao is the sole shareholder of Acme Winner. Acme Winner directly holds 120,010 shares of Common Stock, approximately 0.38% of the outstanding Common Stock. Lanxiang Gao shares voting and dispositive control over the shares of the Common Stock held by Acme Winner. Lanxiang Gao is thereby deemed to have beneficial ownership of such shares of Common Stock.

In accordance with Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any of the other Reporting Persons, except that (i) Mr. Tianfu Yang, Hero Wave and Tianfu Investments may be deemed to beneficially own all shares of Common Stock that are beneficially owned by Tech Full, and (ii) Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Mr. Xiang Dong Yang may be deemed to beneficially own all shares of Common Stock that are beneficially owned by Abax Lotus and Abax Nai Xin.

(c)
During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of the Abax Parties, has effected any transactions in the Common Stock.

(d) – (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company.

On June 9, 2011, Tech Full and CDB entered into the Facility Agreement. On June 19, 2011, Tech Full, Merger Sub and the Company entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 are incorporated herein by reference. Concurrently with the execution of the Merger Agreement: (i) Tianfu Investments, AGC and Abax HK entered into the Equity Commitment Letter; (ii) Tianfu Investments and Abax Emerald entered into the Note Purchase Agreement; (iii) Tianfu Investments and Abax Lotus entered into the Warrant Agreement; (iv) the Rollover Stockholders, Tech Full and Tianfu Investments entered into the Contribution Agreement; (v) the Rollover Stockholders, Tech Full and the Company entered into the Voting Support Agreement, (vii) Mr. Tianfu Yang, Global Fund, AGC Asia 5 and Prosper issued a limited guarantee (the “Limited Guarantee”) in favor of the Company, a copy of which has been filed as Exhibit 7.09, and is incorporated herein by reference in its entirety.

The descriptions in Item 3 and Item 4 of this Statement of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.09 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated June 19, 2011.

Exhibit 7.02	Agreement and Plan of Merger by and among Tech Full, Merger Sub and the Company, dated June 19, 2011.

Exhibit 7.03	Facility Agreement by and between Tech Full and CDB, dated June 9, 2011 (incorporated herein by reference to Exhibit 7.01 to Amendment No. 1 to the Original Joint 13D filed on May 2, 2011).

Exhibit 7.04	Equity Commitment Letter by AGC and Abax HK in favor of Tianfu Investments, dated June 19, 2011.

Exhibit 7.05	Note Purchase Agreement by and between Abax Emerald and Tianfu Investments, dated June 19, 2011.

Exhibit 7.06	Warrant Agreement by and between Abax Lotus and Tianfu Investments, dated June 19, 2011.

Exhibit 7.07	Contribution Agreement by and among the Rollover Stockholders, Tech Full and Tianfu Investments, dated June 19, 2011.

Exhibit 7.08	Voting Support Agreement by and among the Rollover Stockholders, Tech Full and the Company, dated June 19, 2011.

Exhibit 7.09	Limited Guaranty by Mr. Tianfu Yang, Global Fund, AGC Asia 5 Ltd. and Prosper Expand Ltd. in favor of the Company dated June 19, 2011.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2011

TIANFU YANG

/s/ Tianfu Yang
Name: Tianfu Yang

HERO WAVE INVESTMENTS LIMITED

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

TIANFU INVESTMENTS LIMITED

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

TECH FULL ELECTRIC COMPANY LIMITED

/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

ABAX NAI XIN A LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

ABAX GLOBAL OPPORTUNITIES FUND

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX UPLAND FUND, LLC

By:	ABAX CLAREMONT LTD. in
its capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX ARHAT FUND

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX CLAREMONT LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

ABAX EMERALD LTD.

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC ASIA 5 LTD.

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

PROSPER EXPAND LTD.

By: ABAX GLOBAL CAPITAL in its capacity as Investment Manager

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Authorized Signatory

XIANG DONG YANG

/s/ Xiang Dong Yang
Name: Xiang Dong Yang

TIANLI YANG

/s/ Tianli Yang
Name: Tianli Yang

SEA GIANT INVESTMENTS LIMITED

By:	/s/ Tianli Yang
Name: Tianli Yang
Title: Director

ZEDONG XU

/s/ Zedong Xu
Name: Zedong Xu

VICTORY LAKE INVESTMENTS LIMITED

By:	/s/ Zedong Xu
Name: Zedong Xu
Title: Director

SUOFEI XU

/s/ Suofei Xu
Name: Suofei Xu

BROAD GLOBE INVESTMENTS LIMITED

By:	/s/ Suofei Xu
Name: Suofei Xu
Title: Director

LANXIANG GAO

/s/ Lanxiang Gao
Name: Lanxiang Gao

ACME WINNER GROUP LIMITED

By:	/s/ Lanxiang Gao
Name: Lanxiang Gao
Title: Director